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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Applied Imaging Corp.
(Name of Issuer)
COMMON STOCK, $.001 par value
(Title of Class of Securities)
03820G205
(CUSIP Number)
Paula L. Skidmore
Nadel and Gussman, LLC
15 East 5th Street, 32nd Floor
Tulsa, Oklahoma 74103
(918) 583-3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 03820G205	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Asamara Two, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		611,647

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		611,647

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

611,647

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP NO. 03820G205	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: James F. Adelson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Unites States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		611,647

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

611,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

611,647

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 03820G205	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Stephen J. Heyman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		611,647

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

611,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

611,647

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 03820G205	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $.001 par value (the “Common Stock”) of Applied Imaging Corp., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 120 Baytech Drive, San Jose, California 95134.
Item 2. Identity and Background
This Schedule 13D is being filed by Asamara Two, LLC, James F. Adelson, and Stephen J. Heyman (the “Reporting Persons”).
Asamara Two, LLC, is an Oklahoma limited liability company whose principal business is business investment. The principal business office address of Asamara Two, LLC is 415 S. Boston, 9th Floor, Tulsa, Oklahoma 74103.
James F. Adelson and Stephen J. Heyman are the sole managers of Asamara Two, LLC. The principal business of Messrs. Adelson and Heyman is oil and gas development and production. Messrs. Adelson and Heyman are managers of Nadel and Gussman, LLC, an Oklahoma limited liability company. The principal business office address of Nadel and Gussman, LLC, is 15 East 5th Street, 32nd Floor, Tulsa, Oklahoma 74103. Messrs. Adelson and Heyman are U.S. citizens.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of securities was the working capital of Asamara Two, LLC. The aggregate amount of funds used in making the purchases included in this Schedule 13D was $1,874,642.17.
Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the

Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
On September 26, 2006, Reporting Persons wrote a letter to management discussing the Issuer’s recent agreement to sell, noting a belief that many shareholders desiring a liquidity event may already have disposed of their shares, expressing confidence in management and the long-term prospects of the company, advising management that the Reporting Persons will vote against the proposed sale, requesting management consider elimination of the shareholders rights plan to enable existing shareholders to acquire additional shares of shareholders who may continue to want a liquidity event, calling a special meeting for November 20, 2006 to consider adding additional members to the Board, and advising management that, if the existing Board of Directors agreed to hold such a special meeting prior to March 15, 2007, the call would be withdrawn.
Except as stated above and to the extent any of the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a),(b) According to the Issuer’s 10-Q filed respecting the quarter ended June 30, 2006, there were 5,588,593 shares of Common Stock issued as of August 1, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 611,647 shares, or 10.9% of the outstanding Common Stock. Voting and investment power concerning the above shares are held solely by Asamara Two, LLC.
Although James F. Adelson and Stephen J. Heyman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that either of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Asamara Two, LLC. Messrs. Adelson and Heyman share voting and investment power concerning the shares held by Asamara Two, LLC.
c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Trade Date	Quantity	Price
9/19/2006	349,000	3.05
9/19/2006	65,722	3.04
9/20/2006	11,600	3.06
9/21/2006	19,500	3.06
9/22/2006	39,875	3.06
9/25/2006	125,950	3.11

(d)and(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 28, 2006
ASAMARA TWO, LLC
/s/ James F. Adelson
By: James F. Adelson, Manager
/s/ James F. Adelson
James F. Adelson
/s/ Stephen J. Heyman
Stephen J. Heyman